UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SILVERSUN TECHNOLOGIES, INC.
(Name of Issuer)

Class A Common Stock, par value $0.00001 per share
(Title of Class of Securities)

82846H 10 8
(CUSIP Number)

Mark Meller
5 Regent Street
Livingston, NJ 07039
(973) 958-9555
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 4, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the Notes).

1	NAME OF REPORTING PERSON Mark Meller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,195,997
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 60,195,997
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 60,195,997*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

*On January 28, 2011, SilverSun Technologies, Inc. (the “Company”) issued a $51,000 convertible promissory note (the “Convertible Note”), bearing 7% interest per annum, to Mr. Meller.  On January 4, 2012, Mr. Meller converted $30,458 of the Convertible Note into 60,154,178 shares of Class A Common Stock (the “Common Stock”). Prior to the conversion of the Convertible Note, Mr. Meller owned 41,819 shares of Common Stock.

In addition, Mr. Meller owns one share of Series B Preferred Stock, par value $0.001 (the “Series B Preferred”). The one (1) share of Series B Preferred has voting rights equal to (x) the total issued and outstanding Common Stock and preferred stock eligible to vote at the time of the respective vote divided by (y) forty nine one-hundredths (0.49) minus (z) the total issued and outstanding Common Stock and preferred stock eligible to vote at the time of the respective vote.

Item 1  Security and Issuer.

The statement (“Statement”) relates to shares of Class A common stock, par value $0.00001 per share (the “Common Stock”), of SilverSun Technologies, Inc., a New Jersey corporation (the “Issuer” or the “Company”).  The principal executive office of the Issuer is located at 5 Regent Street Livingston, NJ 07039.

Item 2  Identity and Background

The Statement is being filed by Mr. Mark Meller (“Mr. Meller”).  Mr. Meller is the Chief Executive Officer and Chairman of the Company with an address at 5 Regent Street Livingston, NJ 07039.  Mr. Meller is a United States citizen.

During the last five years Mr. Meller has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3  Source and Amount of Funds or Other Consideration.

Mr. Meller acquired the reported 60,195,997shares of the Company’s Common Stock as follows:

On January 28, 2011, SilverSun Technologies, Inc. (the “Company”) issued a $51,000 convertible promissory note (the “Convertible Note”), bearing 7% interest per annum, to Mr. Meller.  On January 4, 2012, Mr. Meller converted $30,458 of the Convertible Note into 60,154,178 shares of Class A Common Stock (the “Common Stock”). Prior to the conversion of the Convertible Note, Mr. Meller owned 41,819 shares of Common Stock.

Mr. Meller acquired one (1) share of Series B Preferred as follows:

On September 23, 2011, the Company entered into a Series B preferred stock purchase agreement (the “Preferred Stock Purchase Agreement”) with Mr. Meller, pursuant to which Mr. Meller was issued one  authorized share of Series B Preferred.

The one (1) share of the Series B Preferred has voting rights equal to (x) the total issued and outstanding Common Stock and preferred stock eligible to vote at the time of the respective vote divided by (y) forty nine one-hundredths (0.49) minus (z) the total issued and outstanding Common Stock and preferred stock eligible to vote at the time of the respective vote.  For the avoidance of doubt, if the total issued and outstanding Common Stock eligible to vote at the time of the respective vote is 5,000,000, the voting rights of the Series B Preferred Stock shall be equal to 5,204,082 (e.g. (5,000,000 / 0.49) – 5,000,000 = 5,204,082

Item 4 Purpose of Transaction.

Mr. Meller does not have any current plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5  Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. Meller beneficially owns 60,195,997 shares (the “ Common Shares”) of the issued and outstanding Common Stock of the Company.  Such amount represents 51.5% of the total issued and outstanding shares of the Company’s Common Stock as of the date hereof.   Additionally, Mr. Meller owns one (1) share (the “Preferred Share” together with the Common Shares collectively, the “Shares”) of Series B Preferred and such amount represents all of the issued and outstanding shares of the Company’s Series B Preferred.

(b) Mr. Meller holds sole voting and dispositive power over the Shares as issued to him.

(c) Other than disclosed below, there were no transactions by Mr. Meller in the Issuer’s Common Stock during the last 60 days:

None

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by Mr. Meller.

(e) Not applicable.

Item 6 Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of Mr. Meller, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies between Mr. Meller and/or any other person, with respect to any securities of the Company.

Item 7 Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2013

/s/ Mark Meller
Mark Meller